
SPACEX

GIANCARLO C. · 3rd

Founder passionate about disruptive technologies and new business models

Peru · Contact info

500+ connections

Valorabien

Universidad de los Andes - Colombia

Experience

CEO
Valorabien
2021 – Present · 1 yr

Manager | Strategic Planning
Mibanco
2016 – 2019 · 3 yrs

Head | Financial Planning
Auna
2015 – 2016 · 1 yr

Reports to the CEOs of the companies in charge

Associate | Financial Planning
Banco Falabella
Sep 2014 – Sep 2015 · 1 yr 1 mo

Specialist | Financial Planning and Analysis
BBVA
Jan 2011 – Aug 2014 · 3 yrs 8 mos

Reports to the Financial Planning VP and CFO

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Education

Universidad de los Andes - Colombia
Innovación
2016 – 2016

2021: Andes´s University is in the top 6 institutions in Latin America in the latest MBA rankings of American Economy.

Universidad ESAN
Master of Business Administration (MBA), Administración y gestión de empresas
2015 – 2017

2021: ESAN is considered the number one business school in Peru and top 5 institutions in Latin America in the latest MBA rankings of American Economy.

Universitat de Barcelona

Master, Financial Management
2011 – 2012

Voted Best Master in Management and Financial Management in the "Ranking Iberoamericano de Formación".

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Volunteer experience

Organizing Committee President | Selection process
AIESEC
2009 – 2010 • 1 yr
Human Rights

AIESEC is the world's largest youth-run organization developing the leadership potential of young people. Present in 120+ countries and territories across 2600 universities, we provide students and recent graduates with life-changing experiences to intern or volunteer abroad within partner organizations.